SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ION Geophysical Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)
462044108
(CUSIP Number of Class of Securities (Underlying Common Stock))
David L. Roland, Esq.
Senior Vice President, General Counsel and Corporate Secretary
ION Geophysical Corporation
2105 CityWest Blvd.
Suite 400
Houston, Texas 77042-2839
(281) 933-3339
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Marc H. Folladori
Mayer Brown LLP
700 Louisiana, Suite 3400
Houston, Texas 77002-2730
(713) 238-3000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*

N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

On April 23, 2009, ION Geophysical Corporation (“ION”) filed with the Securities and Exchange Commission (“SEC”) its Definitive Proxy Statement for the Annual Meeting of Stockholders of ION to be held on May 27, 2009, which contained, among other things, a proposal submitted to ION’s stockholders to approve an employee equity replenishment program that would permit ION’s employees (other than its chief executive officer and directors) to exchange certain outstanding stock options having exercise prices substantially above the current market price of ION common stock, and receive shares of ION common stock (the “Replenishment Program”). As disclosed in the Definitive Proxy Statement, the Replenishment Program could have been implemented by ION’s Board of Directors at any time within six months after May 27, 2009, the date of stockholder approval of this proposal.ION is filing this Tender Offer Statement on Schedule TO with the SEC to report that it did not commence, and has no current plans to commence, the Replenishment Program or any similar option exchange program.
The legend required by the Instructions to Rule 13e-4(c) under the Securities Exchange Act of 1934 with regard to pre-commencement public communications is intentionally omitted. The legend is deemed not applicable because ION has not commenced any offer under the Replenishment Program and has no current plans to do so.